

January 24, 2012

Via E-mail
Mr. Edwin G. Morrow
Chief Executive Officer and Director
Monte Resources Inc.
1002 Ermine Court
South Lake Tahoe, CA 96150

> **Re: Monte Resources Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 3, 2012**
> **File No. 333-172989**

Dear Mr. Morrow:

We have reviewed your amendment and your letter dated January 3, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please continue to make relevant updates with each amendment. For example, please update the following disclosure on pages 3 and 24: "With its current assets, the Company can remain operational through 2011 if it does not complete Phase 1 of its program and only pays the government fees to keep the claims valid."

Description of Business, page 17

Previous Work and Cost Estimates of Exploration Programs, page 21

2.   We note your response to comment 4 in our letter dated December 16, 2011, and we re-issue the comment in part. Please refer to the following statement on page 21: "J.A.

Millican described the property in a report on the GUS and CHIP claims and recommended a program of deep drilling." If you cannot obtain Mr. Millican's consent to mention his recommendation of a program of deep drilling, then please remove this statement from your prospectus. Please also refer to the following statement on page 21: "James W. McLeod reported on the property in June 1978 with a recommendation for a program of 1,200 meters of diamond drilling in shallow 100 meter holes." If you cannot obtain Mr. McLeod's consent to mention his recommendation of a program of diamond drilling, then please remove this statement from your prospectus.

Financial Statements

3.   Please update your financial statements and related disclosure. Refer to Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Laura Nicholson (Staff Attorney) at (202) 551-3584 with any questions.


Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director


cc: Frederick C. Bauman